SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 28, 2016

I. Date, Time and Place: July 28, 2016, at 7:00 p.m. on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, CEP 04626-020 (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Claudia Karpat, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions on the following matters: (i) acceptance of the resignation of the current Executive Vice President and Chief Financial Officer  and Investor Relations Officer; (ii) acceptance of the resignation of two members of the Board of Directors; (iii) election of a new Executive Vice President and Chief Financial Officer and Investor Relations Officer; (iv) appointment of a new Vice-Chairman of the Board of Directors; (v) approve the calling of a special shareholders’ meeting for election of new members to the Board of Directors; and (vi) having in consideration the resignation set forth in item “ii” above, the appointment of candidates to the vacant offices in the Board of Directors, to be elected at the next Special Shareholders’ Meeting of the Company. VI. Resolutions: After the necessary explanations were provided, the following items of the agenda were approved by unanimous vote: (i) acceptance of the resignation of Mr. Edmar Prado Lopes Neto from the office of Executive Vice President and Chief Financial Officer and Investor Relations Officer, as from this date; (ii) acceptance of the resignation of Mr. Richard Freeman Lark Jr. from the office of member of the Board of Directors and of member of the Statutory Audit Committee - “CAE” and of Mr. Henrique Constantino from the office of member of the Board of Directors and of member of the Financial Policy Committee, Risk Policies Committee, Alliances Committee and People Management and Corporate Governance Committee, both as from this date, with new members to be elected to occupy the vacant offices in the referred committees in at the next meeting of the Board of Directors; (iii) under the terms of art. 17 and following ones of the Company’s Bylaws, the election of Mr. Richard Freeman Lark Jr., Brazilian, single, business manager, bearer of Identity Card (R.G.) nº 50.440.294-8 SSP/SP and enrolled with the Individual Taxpayer Registry (C.P.F.) under nº. 214.996.428-7, resident and domiciled at Praça Comandante Linneu Gomes, s/n, portaria 3, Jardim Aeroporto, in the city and State of São Paulo, CEP 04626-020, to the office of Executive Vice President and Chief Financial Officer and Investor Relations Officer and elected for a term of office to start as from this date and to expire at the Board of Directors’ Meeting that shall elect the board of executive officers of the Company, to be held in 2017; (iv) in view of the resignation of Mr. Henrique Constantino, the appointment of Mr. Joaquim Constantino Neto to the office of Vice-Chairman of the Board of Directors;  (v) in view of the resignations mentioned in item “ii” above, calling of a Special Shareholders’ Meeting of the Company, to be timely made, for the election of new members to the Board of Directors; and (vi) having in regard the resignations mentioned in item “ii” above, the appointment of Mr. Andrew Jánszky and Ms. Anna Luiza Constantino to the vacant offices in the Board of Directors, pursuant to election at the next Special Shareholders’ Meeting of the Company. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Junior – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constatino Neto, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

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São Paulo, July 28, 2016.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.